UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-41798

SIMPPLE LTD.
(Registrant’s Name)

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes of Registrant’s Certifying Accountants

On January 2, 2024, the Board of Directors of SIMPPLE LTD. (the "Company") approved the dismissal of B F Borgers CPA PC ("B F Borgers") as the Company’s independent registered public accounting firm, effective immediately.

B F Borgers’ reports on the financial statements of the Company for each of the fiscal years ended December 31, 2021 and 2022 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements between the Company and B F Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement(s), if not resolved to B F Borgers’ satisfaction, would have caused B F Borgers to make reference to the subject matter of the disagreements in their reports on the Company's consolidated financial statements for such periods.

During the Company’s years ended December 31, 2021 and 2022 and through May 14, 2024, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

The Company has provided B F Borgers with a copy of the foregoing disclosures and has requested that B F Borgers review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 99.1 is a copy of B F Borgers’ letter addressed to the SEC relating to the statements made by the Company in this Report on Form 6-K.

On January 17, 2024, the audit committee of the board of directors of the Company approved the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm to perform independent audit services for the year ended December 31, 2023 and the six month period ended June 30, 2024.

During the two fiscal years ended December 31, 2021 and 2022 and through May 14, 2024, neither the Company nor anyone on its behalf consulted Audit Alliance LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or on the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that Audit Alliance LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event as described above.

Exhibit Index

Exhibit Number	Description
99.1	Letter from BF Borgers CPA PC dated May 14, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: May 14, 2024	By:	/s/ Schroeder Norman
	Name:	Schroeder Norman
	Title:	Chief Executive Officer and Director

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